Exhibit 99.2

Gaotu Techedu Inc. Provides Update on New Regulations

BEIJING, July 25, 2021 – Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online large-class after-school tutoring service provider in China, announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, among others, (i) institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit; (ii) changing the current registration-based regime for operating online Academic AST Institutions to a government approval-based regime; (iii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iv) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (v) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (vi) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

The Company will continue to comply with all applicable rules and regulations in providing educational services, including those rules and regulations to be adopted following the policy directives of the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company’s business. The Company expects the Opinion, related rules and regulations, and the compliance measures to be taken by the Company will have a material adverse impact on its results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gaotu undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class after-school tutoring service provider in China. The Company offers foreign language, professional and admission courses, and also offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA, CMA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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